Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE

September 19, 2023

Via EDGAR

Jay Ingram, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.

Draft Registration Statement on Form S-4

Submitted September 8, 2023

CIK No. 0001852131

Mr. Ingram:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confirm that the series of transactions described in the Registrant’s draft Registration Statement on Form S-4 does not deviate from the series of transactions previously discussed with the staff of the Division of Corporation Finance (the “Staff”), including in the correspondence to the Staff on June 29, 2023.

Please do not hesitate to contact the me at (415) 772-1271 with any questions you may have regarding this letter.

Very truly yours,

/s /Sharon R. Flanagan
Sharon R. Flanagan

cc:	Heather Childress, Flex Ltd.

Léah Schlesinger, Nextracker Inc.

Samir A. Gandhi, Sidley Austin LLP

Daniel J. Belke, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Emily Roberts, Davis Polk & Wardwell LLP